March 27, 2026

Chris Lick
EVP, General Counsel, and Secretary
Scholastic Corporation
557 Broadway
New York, NY 10012

       Re: Scholastic Corporation
           Schedule TO-I Filed March 23, 2026
           File No. 005-42284
Dear Chris Lick:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed March 23, 2026
Conditions of the Offer, page 34

1. We note the disclosure in the lead-in paragraph to the list of offer conditions that you
       may assert a condition    regardless of the circumstances giving rise to
the event or
       events (including any action or inaction by us) . . . .    A tender
offer may be conditioned
       on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.
       With this in mind, please revise this disclosure to remove the reference to any action or inaction by the Company. Refer to Question 101.01 of the Tender Offer Rules and
       Schedules Corporation Finance Interpretations (March 17, 2023).
2. See our last comment above. Refer to the first bullet point on page 35 and the seventh bullet point on page 36 of the Offer to Purchase. You disclose that these offer conditions
       will be triggered by certain    threatened    legal actions or other
changes that have a
       material adverse effect on the Offer or the Company, among other things. With a view towards revised disclosure, please advise what is meant by the term
threatened    and
 March 27, 2026
Page 2

       how it may be objectively determinable.
3.     See comment 1 above. On page 35 of the Offer to Purchase, you have included a
       condition that will be triggered by    the commencement of a war, armed
hostilities or
       other similar national or international calamity, including, but not limited to, an act of terrorism, involving the United States, on or after March 20, 2026 (emphasis added).
       Given the ongoing international hostilities, please revise to tailor this offer condition such that stockholders can understand its scope and such that it does not raise illusory offer concerns under Regulation 14E.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions